February 11, 2009

VIA EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Diversified Product Inspections – Schedule 14A File #000-25429

Dear Mr. Reynolds:

In accordance with the Staff’s comment letter of January 2, 2009, Diversified Product Inspections, Inc. (the “Company”) is filing a Definitive Proxy Statement on Schedule 14A.  As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact our counsel, Michael D. Harris, Esq. of Harris Cramer LLP at 561-689-4441.

Sincerely yours,

/s/ John Van Zyll
John Van Zyll
Chief Executive Officer